Receptos, Inc.

10835 Road to the Cure, Suite 205

San Diego, California 92121

June 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler

    Assistant Director

Re:	Receptos, Inc. – Request for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-195946).

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Receptos, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3ASR (File No. 333-195946), together with all exhibits thereto, filed on May 14, 2014 (the “Registration Statement”).

The Company has determined at this time not to pursue offerings of securities pursuant to the Registration Statement and hereby confirms that no securities were sold in connection with the Registration Statement. Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to our counsel Mike Hird, Esq. of Pillsbury Winthrop Shaw Pittman LLP, via email at mike.hird@pillsburylaw.com or via facsimile at (858) 435-1132. Should you have any questions regarding this request for withdrawal, please contact Mike Hird by telephone at (858) 509-4024. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Faheem Hasnain
Faheem Hasnain
President and Chief Executive Officer

cc:	Mike Hird, Esq.

Patty M. DeGaetano, Esq.